UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53677

______________________________

CIG WIRELESS CORP.

(Exact name of registrant as specified in its charter)

_________________________________

11120 South Crown Way, Suite 1

Wellington, Florida 33414

(561) 701-8484

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.00001 par value)

(Title of each class of securities covered by this Form)

N/A

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

_________________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On May 15, 2015, pursuant to the Agreement and Plan of Merger dated as of March 20, 2015, as amended on March 26, 2015 and as further amended on May 1, 2015 (as amended, the “Merger Agreement”), by and among CiG Wireless Corp. (the “Company”), Vertical Steel Merger Sub Inc. (“Merger Sub”), and Vertical Bridge Acquisitions, LLC (“Parent”), the Company completed its merger (the “Merger”) with Merger Sub, a wholly-owned subsidiary of Parent, whereby Merger Sub merged with and into the Company with the Company continuing as the surviving corporation in the Merger, and as a result of which the Company has been acquired by and become a wholly-owned subsidiary of Parent.  The Merger became effective on May 15, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, CiG Wireless Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2015	CIG WIRELESS CORP.

	By:	/s/ Alex Gellman
	Name:	Alex Gellman
	Title:	Chief Executive Officer and President